UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 9, 2018

KLA-TENCOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-09992	04-2564110
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Technology Drive, Milpitas, California		95035
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (408) 875-3000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.
On May 10, 2018, KLA-Tencor Corporation ("KLA-Tencor" or the "Company"), Orbotech Ltd. ("Orbotech") and Tiburon Merger Sub Technologies Ltd. ("Merger Sub") entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger dated March 18, 2018 (the "Merger Agreement"). The Amendment: (i) clarified that the Excluded Shares (as defined below) would remain outstanding through the effective time of the merger, (ii) provided that Merger Sub (and, as a result of the merger, the surviving company) may be a wholly owned direct or indirect subsidiary of KLA-Tencor, and (iii) contained an acknowledgment that the confirmation received from the Israeli Investment Center of the Israeli Ministry of Economy (the “Investment Center”) is not required with respect to the change in ownership of Orbotech to be effected by the merger is sufficient to satisfy a closing condition in the Merger Agreement relating to Investment Center approval, unless such confirmation is revoked withdrawn, or amended by the Investment Center prior to the closing of the merger. In the Amendment, "Excluded Shares" include Orbotech ordinary shares held in the treasury of Orbotech, reserved for future grants under Orbotech’s employee and director equity compensation plans, owned on behalf of Orbotech by the trustee appointed by Orbotech from time to time in accordance with the provisions of the Israeli Income Tax Ordinance [New Version], 1961, or held by KLA-Tencor or any direct or indirect wholly-owned subsidiary of Orbotech or KLA-Tencor.

Item 8.01	Other Events.

On May 9, 2018, the German Federal Cartel Office provided antitrust clearance for the proposed merger with Orbotech.

Additional Information and Where to Find It
This current report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This current report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.
This current report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.
You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits
The following exhibit is filed herewith:

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger dated May 10, 2018 by and among the Company, Orbotech Ltd. and Tiburon Merger Sub Technologies Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-TENCOR CORPORATION

Date: May 11, 2018	By:	/s/ TERI A. LITTLE
	Name:	Teri A. Little
	Title:	Executive Vice President and Chief Legal Officer